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                                                                 Exhibit (a)(21)

FOR IMMEDIATE RELEASE


                       THE GREAT UNIVERSAL STORES P.L.C.
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                                                                  30 March, 1998


                       THE GREAT UNIVERSAL STORES P.L.C.

                        PROPOSED METROMAIL ACQUISITION
              HART-SCOTT-RODINO CLEARANCE AND DEADLINE AGREEMENT


The Great Universal Stores P.L.C. ("GUS") announces today that:

 . it has received Hart-Scott-Rodino clearance to complete its proposed acquisition of Metromail.

 . it has entered into an agreement with Metromail whereby Metromail agrees to make a final decision on the competing bids from GUS and American Business Information ("ABI") by 8pm Chicago time on 30 March 1998.

 . should Metromail accept a proposal from ABI, GUS reserves all rights and remedies under the terms of the original merger agreement.

On 27 March, 1998 GUS announced that it had increased its offer for Metromail to $34.50 per share in cash. On the same day the Delaware Court of Chancery denied ABI's objections to the merger agreement between Metromail and GUS because it did not believe that ABI would be able to demonstrate that Delaware law had been violated in entering into this agreement. Further, it believed that shareholders in Metromail could suffer irreparable harm by losing GUS' $34.50 offer if ABI's injunction were to be granted. The Court did permit ABI to seek expedited review of its rulings in the Delaware Supreme Court. However, the Delaware Supreme Court does not have to grant such review.

On 29 March, 1998 Metromail announced that it had received a final offer from ABI valuing each Metromail share at $35 in cash plus 0.2 shares of ABI common stock. This offer is contingent on ABI's ability to finance the proposed transaction. As requested by ABI, Metromail has granted ABI until noon Chicago time on 30 March 1998 to supply additional information concerning its offer, including definitive documentation, and to obtain the necessary financing commitments.

Enquiries:

FINSBURY

Rupert Younger
James Murgatroyd

Tel: +44 171 251 3801

                                                                    news release